

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Yehu Ofer
Chief Executive Officer
Odysight.ai Inc.
Suite 7A, Industrial Park, P.O. Box 3030
Omer, Israel 8496500

> **Re: Odysight.ai Inc.**
> **Registration Statement on Form S-1**
> **Filed September 26, 2025**
> **File No. 333-290538**

Dear Yehu Ofer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary Emmanuel